Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, gave an interview with the Wallfacer Labs podcast on September 23, 2025. The following is a partial transcription of the interview, which was made available on September 23, 2025:

Ryan Rodenbaugh

Hello and welcome back to the Wallfacer podcast. Today’s guest is Andrew Keys, Co-Founder and Chairman of The Ether Machine. Andrew is also the managing partner of DARMA Capital. And previously, Andrew was the head of global business development and Consensys from 2015 to 2019. Andrew, welcome to the show.

Andrew Keys

Thanks for having me, Ryan.

Ryan Rodenbaugh

Yeah, my great pleasure. So maybe for the listeners who have never come across you before, would love to learn about your background. How did you get into Ethereum, crypto, and really importantly, what gave you the conviction to join Consensys so early?

Andrew Keys

Sure, So quickly, I had a background understanding and I was educated in economics and computer science and worked on Wall Street and built a few different software businesses. And I came across Bitcoin and I thought it was an interesting concept, but frankly, there was one asset, a Bitcoin, and one function to send and having been privy to Earth, I knew that Earth is a bit more sophisticated than having one asset and one function. And I didn’t really jump into the blockchain space until I saw the ability to have arbitrarily complex logic embedded into assets, which are basically smart contracts. And I read the Ethereum white paper and went like a complete nerd to the first ever Ethereum meetup in Manhattan and met Joseph Lubin, the founder of Consensys and a handful of other brilliant technologists and business builders that were there and are still part of the Ethereum ecosystem today. We got to work. And basically we started out to build kind of crypto alphabet, if you will, you know, like Google is one of many companies that Alphabet Inc. owns. And basically, we’ve quickly realized before building the application layer, we needed to build the protocol layer, the developer tools, and then the wallets as an example.

And so basically, we built three of the eight implementations of Ethereum all the way through the developer tools like Truffle, which was an IDE, an interactive developer environment through Infura, which was like a load balancer for building the applications, MetaMask and ongoing. And I worked within Consensys for quite some time, sat on the board of directors of CSI, Consensys Software Inc. and also created a commodity pool operator and commodity trading advisor when Ethereum was transitioning from proof of work to proof of stake because I believed Ether would be deemed a commodity and the commodity pool operator and trading advisor was registered with the CFTC, which governs commodities. And we began staking bare metal institutional size from inception of Ethereum’s proof of stake. So we were there day zero stakers. And basically that brings us to about six months ago when I came, I was approached by one of the large ETFs that were considering how to deal with the withdrawal queue of Ethereum. And it’s very timely to have this discussion right now because there was a staking provider that has exited all of their validators and the withdrawal queue bumped from a couple of days to, you know, well over a month. And basically ETFs have a 24-hour withdrawal window that they’re mandated that if you want to redeem, they have to give you your dollars back in 24 hours. And basically that doesn’t jive very well with this deterministic arbitrarily, you know, vague number of days that if God forbid a black swan event, I would call this like a pink swan.

You know, one validating company is, has moved their withdrawals and now we’re, we’ve got 40 days to wait, but if, know, God forbid, a black swan were to happen, it could go to six months or a year. And so I quickly realized that it didn’t make sense for public market investors to deploy their capital into the ETFs. Because if you look at the ones in Canada or Europe, which do enable staking, they only stake at what I call 50 % capacity. So if you have a billion dollars in the ETF, it’s only staking 50 % or $500 million. And so when it’s only earning the floor yield, which is what I would just call vanilla staking. And that’s about 3% today. So on the billion dollars, you’re really only earning 1.5% because you’re only staking 50 % of it.

And so, well, I thought, well, we could actually have an operating company that stakes a hundred percent. And we could also have the other two buckets of yield generation, which is restaking and DeFi. And that kind of brought us down the path to The Ether Machine, but I spoke a lot, so I’ll pause there.

Ryan Rodenbaug

No, that’s great. mean, you’ve taken the conversation already so many different directions I can go from there. I’d love to go back to the early days of Consensys at some point, but maybe first, I mean, just thinking about it. So I think you’ve approached the big question I want to get to in this interview, which is what is the relationship or what is the like, you know, investor base who thinks, hey, I would rather have exposure to Ethereum through a DAT, versus I would rather have exposure through an ETF. And I guess my summary for the Ethereum DATs today is that the story at least is, ‘Hey, we’re going to do alpha generation beyond just holding ETH in this ETF like vehicle.’ Would you also sum it up as that’s the big value prop today for investors who are thinking through this or?

Andrew Keys

So that’s one of two, right? So like when I think about this, let’s talk like differentiation, right? Because that’s what you guys really want to get to. I think it’s pretty easy to differentiate Bitcoin versus Ether. Bitcoin is one asset, one function. Ether, we can generate any asset and have infinite functions and it generates yield. So then the next differentiation is the ETFs versus the let’s just call it the digital asset treasuries. You’re correct that let’s just give the ETFs the credit that eventually they will enable staking. They’re only going to be able to stake at a sub capacity. You know, let’s call it 50%, which if you look at Europe and Canada, that’s where they’re staking at in capacity now. So we’re able to do 100% of vanilla staking, plus we have discretion to be able to participate in DeFi, participate in restaking. Now let’s call it on-chain side of the equation. The off-chain side of the equation is really what MicroStrategy pioneered. And what I mean by that is as a public company, we’re able to issue equity and credit instruments to essentially generate more Ether concentration per share. And what I mean by that is that, for example, we could issue a bond where we would take in dollars, and we would be able to service that coupon with, let’s call it the yield that we’re already generating. And then we’re able to buy more Ether with those dollars that we’ve taken in. And increase our Ether concentration per share count for our investors that are looking to grow their Ether, not just track an ETF. So there’s the on-chain and then there’s the traditional capital markets part of the equation as well. So there’s really kind of two arrows in the quiver.

Ryan Rodenbaugh

Yeah, and on that off-chain and sort of the metrics traditional investors are thinking about, I’ve seen a lot of debate around this. I mean, what is the North Star metric for you that you’re going out there and telling the story?

Andrew Keys

It’s 100 % Ether concentration per share. And it should be the monthly update of the Ether concentration per share. Because, you know, we could say that like right in the beginning of treasury mania, there was a pop. But now it’s going forward month to month to month, how much new additional Ether is generated per share. So kind of that growth metric.

Ryan Rodenbaugh

Got it. I see. Makes a lot of sense. And I guess as you’re thinking about define DeFi or some of the other strategies that you want to employ outside of The Ether Machine. Where are you seeing sort of traditional investor appetite there? Are they excited about having someone else who’s kind of doing this active management for them? Is there still a lot of education that goes into that? How are those conversations?

Andrew Keys

There’s a ton of education. And I would say the investor appetite really is just understanding still what is Ether? What is Ethereum? What is staking? Like we’re not even going down the rabbit holes of what is Aave? You know, what is restaking? And so basically, we’re just kind of explaining use cases like stable coins. And what is the TAM of a decentralized internet and kind of wrapping their minds together because a lot of it at the institutional level, which is our primary client base, there’s been a lot of kind of crossing the chasm of what is Bitcoin and then kind of this is kind of a 2.0 conversation.

Ryan Rodenbaugh

And how are those conversations?

Andrew Keys

Going well. I mean, we raised the largest common equity round since 2021 in July and then just did another follow on round. So we’re cooking. And I think that this is one of the privileges and responsibilities that we have as a public vehicle in the Ethereum ecosystem to be stewards of the message and to explain to planet Earth what this is.

Ryan Rodenbaugh

Yeah, that was almost my next big question, which is, as you’re going out and telling the story, you know, even the narrative within the industry, within people in the know for what is Ethereum has evolved so much over time. You know, there’s the infinite garden. It was the world’s computer. You know, it’s a smart contract platform. Now, I’d say, right.

Andrew Keys

That’s like the internet, right? I mean, to that point, you know, the internet 25 years ago was a place where you could buy books on Amazon and here we are, right? And it’s hard to grasp what this machine is capable of doing.

Ryan Rodenbaugh

How much of the narrative that you’re going out there getting people excited about is the more stable coin and RWA narrative? Is it more of the traditional immutable DeFi?

Andrew Keys

So what’s resonated is stable coins, right? I think that this is the first true product market fit of blockchains. And as evidenced back to the data with the Circle IPO, we’re in kind the best position possible to explain the notion of Ethereum as a vehicle that gives you a price discovery mechanism for the value of intermediation. And in the stable coin example, we have a price discovery mechanism for the value of the intermediation of a payment processor. And the example that I give there is when you go to buy a shirt online, there’s pay with Google, pay with Amex, pay with Apple Pay. And now there’s a button that says ‘pay with stable coin.’ What I’ve seen, and this is real life happening now, not theoretical, is if I pay with Google, Amex or Apple Pay, it costs $103. And if I pay with the stable coin, it costs $100. And basically the delta there, the $3 delta is the 3 % payment processing charge that happens.

And I think that explaining in that kind of simplicity where basically you have this open source rail to send value and basically that gave the price discovery mechanism, the price discovery of what the payment processors are worth.

Ryan Rodenbaugh

Yeah, that actually does. mean, everyone that you’re talking to, I’m sure is familiar with the business of Visa and these companies. So that does give you some sort of a framework to establish some TAM there. I’m curious how, you know, for these investors, right, they’re going to see and be aware of, know, Stripe is launching layer one now, and Circle is launching a network. And I think it is indisputable that every company that deals in payments sees the stablecoin opportunity today.

I guess how one, do you personally envision Ethereum’s role going forward in payments and stable coins? And then also, you know, where is that message resonating or where are you hitting some of these roadblocks?

Andrew Keys

Good question. So when I think about Ethereum, I think about there’s a technical definition, which is high-quality liquid assets, HQLA. And if we look at blockchains, there was a great report created by Consensys. And on that report, there is a graph of high quality liquid assets per blockchain.

And basically right now there’s $250 billion of high quality liquid assets on blockchains. So stable coins, real world assets, tokenized stock, et cetera. And 90 % of the high quality liquid assets are sitting on Ethereum and settling to Ethereum. The next greatest blockchain is Solana with about nine. And then it’s 0.7%, 0.5%. And so the greatest beneficiary of the GENIUS Act that just passed was Ethereum because the majority of these assets are sitting and settling onto Ethereum. And so I do think that Ethereum’s in a hegemonic position, again, by the data of being the settlement layer for these high quality liquid assets.

And that reminds me of Google with respect to search where 90 % of searches happen on Google and Yahoo gets 1 % and Ask Jeeves gets 1%. You know, when’s the last time you used Bing? And I think that we’ve seen a world, you know, previously we saw Facebook’s attempt with Libra and we’ve seen this kind of a story previously and history doesn’t necessarily repeat itself, but it kind of rhymes where these companies try to create their own walled garden. And in a sense, you know, that’s what we already have now. And we’ll see how it works. I actually think that if I were Circle and I was trying to generate revenue, I wouldn’t generate new revenue by like creating a new blockchain where I have to now maintain it versus something that’s dirt cheap and works really well and has all the liquidity like Ethereum. I would go back and renegotiate my contracts. They pay 50 % of their revenue to Coinbase. And I just think that they’re kind of in a tough spot now that they’re a public company when they’re going to have these quarterly metrics that they’ve got to meet. And I think it’ll be an interesting evolution, but we’ll see.

Ryan Rodenbaugh

I agree that it does feel like at least looking from the outside circle seems to be in a tough spot. you know, at least from a strategy perspective has a lot of interesting people coming for them at every angle, but different topic. Coming back to Libra for a second, because I remember, you know, when that announcement came out. I was working on stable coin myself at the time. And, you know, it feels like right now stable coins are so primed for success because of the changing regulatory environment to the US. I guess looking back at Libra. Say Libra had been launched in this regulatory environment where Facebook itself is less of a sensitive topic. What do you think, you know, could Libra have worked in this environment or were there still structural issues?

Andrew Keys

So I think we have a much more constructive administration right now. And I can’t play the what if game because we’ll never know. But I would say odds of success are probably 5x higher in this administration. And it might have been too early for its own good. But Meta’s got all the money in the world. They can spin one up again. It’s not over till it’s over.

Ryan Rodenbaugh

Very true. Okay, so coming back a bit. I would love to come back to The Ether Machine, of course, but maybe first coming back to your first fund or company, which is DARMA Capital. So I think you mentioned that a bit when we were talking about Consensys. Am I correct that was the kind of Ethereum commodity pool operator that you spun up?

Andrew Keys

Yes. So basically, we’ve managed institutional scale Ether positions, let’s call it north of 10,000 validators. So that’s north of 300,000 Ether. So large pools of Ether capital. So 32 Ether per validator since inception of proof of stake with zero slashing events, generating yield in the top decile. Highest performance possible, safest. And we are uniquely positioned in this to basically generate yield safely for a large pool of capital. You know, we’ve got over two and a half billion dollars of committed capital as of today, and we’ll be announcing and growing rapidly as we go through our S-4 registration process at The Ether Machine. I think another important concept is that Andreessen Horowitz, as kind of a litmus test, invested in EigenLayer, which is the large Ethereum restaking protocol, about a year ago. They invested $10 million at a $100 million valuation. I personally invested about two years before that $2 million of my own capital at $25 million valuation. And basically, our firm has been at the forefront with EigeLayer in developing this concept of restaking, where we use Ethereum’s proof of stake security, you know, over $100 billion of security to secure other products, services, middlewares, technologies.

I think data availability for layer twos is an important example. I think we’re going to be securing language learning models and inferences. I think we’ll be securing zero knowledge proof validation, which I think will be kind of the linchpins to this next generation of the internet, where you talk about AI and agentic models and the privacy and confidentiality of this technology and kind of the layer two scaling solutions that Ethereum is working on.

Ryan Rodenbaugh

Yeah, it’s great to learn some more about the activity you guys do at DARMA. There’s not a ton about you guys online. So actually, I was curious. mean, so outside of the Ethereum staking, also active in investing, you mentioned you work with EigenLlyer there. Is that sort of the other primary activity of the firm?

Andrew Keys

So at DARMA, we’ve had this institutional staking and we have a Filecoin product where we actually lend Filecoin to staking facilities that use Filecoin to store files. But basically, we’ve taken kind of the best of DARMA and brought it to The Ether Machine. Ether Machine is essentially the evolution of DARMA because we’re going to have all of the know-how and the products that we have within DARMA. But basically we’re transitioning that to The Ether Machine that will have all of the DeFi staking, restaking participation in DeFi primitives, plus the public vehicle on the NASDAQ that can issue various types of financial instruments to acquire Ether concentration per share. So basically the ether machine is a better mousetrap than DARMA.

Ryan Rodenbaugh

Yeah, honestly, you nailed my next question, which is, why even do that evolution in the first place? I saw that the firm has committed over $600 million into The Ether Machine. In some respect, I’m sure life was easier as a private company, private individual, but talk more about what got excited about the public aspect.

Andrew Keys

So basically, I think there’s like the philosophical part and the life opportunity part. There are a few times in your life where you get to be part of a movement that you really believe in. And it’s a positive force for society. I truly do believe that this technology should give more value to the producers and consumers of goods and services and should thin out the middle layer, whether that’s the bank or whether that’s Uber or whoever’s sitting as the intermediary, the payment processor.

If you look at the S &P 500, they’ve turned into these large oligopolies that are worth trillions of dollars. And I’d rather the driver get the extra 50 bucks than the Uber. And so I think that this is something that I believe in. And I just think that if more value goes to the producers and consumers of goods and services than to the intermediary layer, that’s good for society. And then I would say like the self-interested, rational actor, believes that this technology, should be sitting in a public market vehicle because the American capital markets are the best place to create financial instruments like convertible bonds or preferred shares where we can issue these instruments to acquire more Ether. And then we can employ our skills, which is really the on-chain decentralized financial part of the stack and teach all of the sell side research analysts on Wall Street and all of the people on Main Street what staking is, what restaking is, what DeFi is. And frankly, I think a lot of people probably don’t want to do that stuff and don’t have the subject matter expertise that we do to do it. And so we kind of package it and productize it. And that’s fun to me.

Ryan Rodenbaugh

How much of where, what you guys have been able to do so far, like is something you’ve been actually meditating on doing for a while and has only been possible with the change in the recent regulatory environment?

Andrew Keys

Yeah. So I would say it’s what we are doing, right? I mean, like all of the on-chain stuff we’ve been doing at DARMA since inception of proof of stake. So we’ve been doing it since day zero. And now basically we’re going to do the same thing that we’ve done very well with minimal risk. And we’re going to add a layer of access to the public equity markets and the ability to have the traditional financial instruments to be able to acquire more eEher because I consider this to be, you know, probably the most valuable commodity there will be in a decade.

Ryan Rodenbaugh

Yeah, without a question. And I guess kind of, you know, coming back around to the future of DATs, you guys kind of launched in an environment in which a lot of people launched Ethereum DATs and Solana DATs and, you know, all of these non-BTC DATs essentially. And I think it’s very clear right now, yield is going to be a part of everyone’s strategy. How should we think about the evolution of DAT activities? Will you start acquiring crypto companies and have more of an operating business? What will they look like in the future?

Andrew Keys

Sure. So, first thing that I’d like to differentiate for you, because I think that something that we did differently is there’s basically two ways to enter this public market because IPO takes, let’s call it a year plus and, coming from kind of, let’s call it a place where one has a basket of assets. It doesn’t necessarily make sense to go the IPO route. So the two ways are you can do what’s called a shell reverse takeover.

And basically what a shell is it’s like when one is a shell of oneself, they’re like a lesser version of oneself. And basically these are dying companies that have failed at whatever they were doing. And basically you’re acquiring that company and then running that company going forward. And just to give you an idea, I had three conversations with three of these dying micro caps on the NASDAQ.

One was a biotech where the drug didn’t make it through clinical trials. And now the company was basically going to go bankrupt. And because of how the SEC works, there are what are called change of control provisions. And you can’t just basically take a company over and say, kick the CEO off and say, you know, I’m the new CEO now. And basically this CEO wanted $5 million a year to stay on the board but he couldn’t spell Ethereum. He literally wrote E-T-H-E-R-I-U-M. And that was kind of my aha moment there. Another one was a Bitcoin mining company that was in year four of a 10-year data center lease. We didn’t need it because we have proof of stake. It costs $10 million a year. And he wanted me to pay year five, year six, year seven, year eight. So he wanted me to pay $60 million of his liabilities to basically take over that business. I didn’t want that liability. Whether it was the CEO’s employment agreement, where you have to basically deal with this other operating business. And then there are other ones where you basically have a four-year statute of limitations. And basically these companies have $0 in it, but now if they put a billion dollars in it, they could be sued for something that they had done four years ago. Nothing to do with your strategy going forward, but you’re basically inheriting these debts. And so basically, a lot have gone the route of just acquiring a shell company. And basically, the version we did was we merged a brand new de novo, what’s called LLC, and we anchored that with Ether. And then we merged that with a special purpose acquisition company.

And basically this is the cleanest route and the cleanest vehicle possible to achieve that goal. So basically there are two ways to do this. And we went this route on purpose to kind of have the cleanest vehicle there was. And to your point, I think that you’re going to see these treasury vehicles have, let’s call it 99 % of a core asset.

And then they’re going to basically potentially have some type of supporting assets that could be considered ecosystem growth or basically some type of accretive where you could buy something like a staking company in Ethereum’s example that generates Ether and that could be accretive accordingly.

Ryan Rodenbaugh

And what do you think of that kind of strategy and approach?

Andrew Keys

I think that’s directionally fine. I have seen like baskets where, you know, somebody has 20% of Bitcoin and 20% of Ether and 20 % of Ripple. And I don’t think those are going to work well. Because what I see is people want exposure to a specific asset. You know, they want their Ether one. They may want their Bitcoin one and people are sophisticated enough to know that they don’t necessarily want somebody saying, well, you know, if there’s five assets, they take issue with the fourth asset, you know, that’s people are going to shy away from it. Cause it’s just like drag.

Ryan Rodenbaugh

Makes sense. And what do you think of the trend in which we have more altcoin DATs as well? Are we going to see an Aave one and an Euler one and we just saw the World the other day?

Andrew Keys

We’ll see. I think that some of these don’t necessarily make sense. And I definitely don’t think the ones where, you know, some venture capital fund is unloading their bags and basically saying, you know, this is locked up for three years and we’re going to sell it to retail at one-to-one and they get the dollars and retail has to sit through this liquidity when in any other transaction.

If I were to sell you something that’s going to be locked up, you’d typically take a haircut on that and say, I’ll buy it for 50 cents on the dollar or 70 cents on the dollar. And I think that, you know, there’s this concept of if you play silly games, you win silly prizes. And I think there’s a lot of skeletons in these closets of these shell companies that are previously dying businesses. And that’s something I’d worry about. I think that there’s a lot to be said for number 200 on coin market cap trying to create its own DAT. I think that there’s going to be issues with that kind of after you get out the gate, you know, where’s going to be your next source of liquidity to grow your asset base. Some of these just are illiquid tokens that don’t have enough bid ask spread. Ether has a $50 billion trading volume yesterday. I think kind of outside of Ether and Bitcoin, maybe Solana, it gets pretty tough.

Ryan Rodenbaugh

Yeah, hard to disagree with that. Well, as we’re coming up on time, I think it was kind of interesting to reflect, you know, a decade ago, at Consensys, you were working on things like the enterprise Ethereum alliance and trying to figure some of that out. And now you’re sort of on this very large scale advocating Ethereum with this public vehicle. So I’m curious, you know, looking back a decade and almost looking forward a decade, right? Looking back a decade, what would you have said to that, you know, younger version of yourself and looking forward a decade, you know, where do you see yourself?

Andrew Keys

So, I think I was a bit naive 10 years ago and I thought literally, well, this technology just makes all the sense in the world. Banks shouldn’t exist and Uber, you know, should be a smart contract. And, basically we’re going to decentralize everything. And what I’d say is now I’ve learned those incumbents have power, and they don’t want to cede their power to anybody. And you’ve got to build a better mousetrap, and it can’t be theoretical. It’s got to have the same type of user experience plus a 10th of the cost. And that’s going to be your kind of 10x moment. And I think the technology is just getting there where the usability with layer two scaling solutions is there. And we’re not just kind of playing with wallets and shooting tokens to each other. So what I’d say is innovation takes time. You have to meet people where they are. And I think that this is an example of using a vehicle, a public markets vehicle, to meet investors where they are and to kind of cross the chasm with them.

And this is like one pillar of many pillars of the Ethereum ecosystem, right? So there’s still going to be lots of applications and developer tools and products and layer two technologies and privacy technologies that are all going to keep coming out in the decentralized world. And this is one pillar of those. I think creating this new pillar is important to the Ethereum ecosystem because it does educate society from a macro scale of the power of the technology.

Ryan Rodenbaugh

Awesome. All right, perfect note to end on. Andrew, thank you for the time today.

Andrew Keys

Thank you.

Ryan Rodenbaugh

Yep. And I look forward to speaking in the future. All right. Bye.

Andrew Keys

Absolutely. Cheers. Bye bye.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.